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                                                                    EXHIBIT 99.1

                GRAND PRIX SPORTS, INC. EXECUTES LETTER OF INTENT
                       TO ACQUIRE IFT INTERNATIONAL, INC.

Irvine, CA, November 19, 2001...Grand Prix Sports, Inc. - (OTCBB: GPRX) is pleased to announce that it has signed a non-binding Letter of Intent to acquire 100% of the outstanding shares of privately held IFT International, Inc. The company, founded in 1985, was primarily organized to assist European manufacturers of consumer products with the various financial, commercial, and governmental requirements that are encountered in importing and marketing products in North America.

Over the last ten years IFT International, Inc. has focused its activities on importing premium consumer products worldwide, corporately as a distributor and licensee and on behalf of third parties, primarily in the fashion apparel, design and lifestyle industries. The items imported are sold to national retail chains and specialty stores, which market these products to their upscale clientele. IFT International, Inc. services a base of commercially recognizable premier brands such as Jean Paul Gaultier, Moschino, Custo Barcelona, Alberto Ferretti, Narcisco Rodriguez and clients including Neiman Marcus, Saks Fifth Avenue, Bergdorf Goodman and Nordstrom.

In addition to its import, distribution, and licensing activities, IFT International, Inc., is financing emerging designers in Europe in order to develop exclusive, private label merchandise to be marketed to retailers in North America. The company offers its array of services through its offices in New York, NY and internationally in Milan, Italy and London, England.

IFT International, Inc. has reported profitable operations over the last five-year period. It generated revenues for the years ending December 31, 1997, 1998 and 1999 of approximately $38 million, $48 million and $52 million, respectively and operating income of approximately $6.8 million, $8.6 million and $11.9 million, respectively. Aggregate revenues for the fiscal year ended March 31, 2001 and the short fiscal year ended March 31, 2000 were approximately $63 million and operating income of approximately $14.4 million.

"This merger will enable our company to expand its services worldwide and will permit us to identify opportunities, particularly in our licensing operations where access to additional financial resources may be required," explained Antonio Maggioni, President of IFT International, Inc.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release contains statements that are forward-looking, such as statements related to the future anticipated direction of the industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of Grand Prix Sports, Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financing activities, and domestic and global economic conditions.

Contact:
Grand Prix Sports, Inc., Irvine, CA
C/o R. Katz, 949/223-7103